Exhibit 99.1

OneSmart International Education Group Limited Announces Unaudited Financial Results for the Fourth Quarter and Fiscal Year Ended August 31, 2018

•                  Fourth Quarter Fiscal Year 2018 Results:

Monthly Average Student Enrollments1 increased by 49.9% Year-over-Year

Net Revenues increased by 46.6% Year-over-Year

Net Revenues from OneSmart VIP business increased by 37.1% Year-over-Year

Net Revenues from HappyMath increased by 63.9% Year-over-Year

New Student Enrollments1 from newly acquired FasTrack English increased by 75.8% Year-over-Year

Non-GAAP Net Income Attributable to OneSmart’s Shareholders increased by 10.5% Year-over-Year

•                  Fiscal Year 2018 results:

Monthly Average Student Enrollments1 increased by 45.9% Year-over-Year

Net Revenues increased by 39.1% Year-over-Year

Non-GAAP Net Income Attributable to OneSmart’s Shareholders increased by 38.3% Year-over-Year

SHANGHAI, November 1, 2018 — OneSmart International Education Group Limited (NYSE: ONE) (“OneSmart” or the “Company”), a leading diversified premium K-12 education company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended August 31, 2018.

Highlights for the Fourth Fiscal Quarter Ended August 31, 2018

•                      Net revenues increased by 46.6% year-over-year to RMB933.6 million (US$136.7 million)

•                      Net revenues from OneSmart VIP business increased by 37.1% year-over-year to RMB777.0 million (US$113.8 million)

•                      Net revenues from HappyMath increased by 63.9% year-over-year to RMB117.2 million (US$17.2 million)

•                      New student enrollments1 of newly acquired FasTrack English increased by 75.8% year-over-year

•                      Non-GAAP net income attributable to OneSmart’s shareholders increased by 10.5% year-over-year to RMB109.3 million (US$16.0 million) from RMB98.9 million in the same period of fiscal year 2017.

•                      Monthly average student enrollments1 increased by 49.9% year-over-year to 122,498, of which monthly average student enrollments1 from OneSmart VIP business and HappyMath increased by 31.9% and 67.2%, respectively

Highlights for the Fiscal Year Ended August 31, 2018

•                      Total net revenues increased by 39.1% year-over-year to RMB2,862.7 million (US$419.1 million).

•                      Net revenues from OneSmart VIP business increased by 31.3% year-over-year to RMB2,416.2 million (US$353.8 million).

•                      Net revenues from HappyMath increased by 69.4% year-over-year to RMB359.2 million (US$52.6 million).

•                      Non-GAAP net income attributable to OneSmart’s shareholders increased by 38.3% year-over-year to RMB392.4 million (US$57.5 million) from RMB283.8 million in fiscal year 2017.

•                      Number of study centers increased to 315 as of August 31, 2018, which represents a total classroom capacity increase of 34.8% year-over-year, of which 225 were OneSmart VIP study centers, 66 were HappyMath study centers and 24 were FasTrack English study centers.

1  “Enrollments”, for the purpose of calculation, are to a student who takes at least one class for one subject in a certain period is treated as one enrollment in the same period. Under this methodology, a student taking at least one class for each of two subjects in a certain period is treated as two enrollments in the same period. The number of students enrolled in our invested schools and OneSmart Online is not included for this purpose.

Key Financial Results

(In thousands/RMB)

	4Q FY2018	4Q FY2017	% of change
Net revenues	933,559	636,897	46.6%
Operating income	111,006	108,735	2.1%
Non-GAAP operating income	137,727	111,997	23.0%
Net income attributable to OneSmart	82,597	95,673	-13.7%
Non-GAAP net income attributable to OneSmart	109,318	98,935	10.5%

	FY2018	FY2017	% of change
Net revenues	2,862,692	2,057,557	39.1%
Operating income	229,417	304,738	-24.7%
Non-GAAP operating income	375,903	329,713	14.0%
Net income attributable to OneSmart	245,936	258,827	-5.0%
Non-GAAP net income attributable to OneSmart	392,422	283,802	38.3%

Mr. Steve Xi Zhang, Chairman and Chief Executive Officer of OneSmart, commented, “We are pleased to conclude the final quarter of fiscal year 2018 with strong top line growth as well as solid bottom line growth, which demonstrated our strong ability to execute our strategy and effectively manage our diversified business operations. We will continue to leverage our operational excellence in managing premium education brands to expand into more market segments and new geographic locations in China.

As a leading diversified premium K-12 education company in China, we are well-positioned to benefit from the rapid growth of the premium education market and to further consolidate the fragmented market through both organic growth and acquisitions. Last week, we announced the strategic acquisition of a minority stake in Beijing Tus-Juren Education Technology Co., Ltd., (“Juren Education”), a leading K-12 after-school education service provider with national influence. This investment is another landmark transaction following our recent acquisitions of FasTrack English and Tianjin Huaying Education earlier this year, which will further strengthen our capabilities in offering small class services and create great synergies with our existing business.

Going forward, we will further accelerate our top-line growth and enlarge our overall market share through continuous expansion of new and existing learning centers, attracting more student and increasing the cross-selling of the subjects to the students, incubating and investing heavily in new business operated both online and offline, and pursuing more strategic investments and acquisitions when opportunities arise. We are confident that our expansion strategies are effective to drive the revenue and profit growth, and in the meantime we will maintain a balance between expansion and operational efficiency to deliver more sustainable value for our shareholders in the long term.

The following are key highlights of our business during the fourth quarter of fiscal year 2018:

OneSmart VIP business (exam preparation, overseas study consultation, and study camps services)

•                      Despite the opening of 18 new OneSmart VIP learning centers in Shanghai over the past 12 months, OneSmart VIP business in Shanghai continued to achieve a healthy EBIT margin of above 40% during the quarter;

•                      In the meantime, we experienced extremely strong growth in markets outside Shanghai. Monthly average student enrollments increased by over 50% in the following 12 cities, most of which we entered during the past two years: Chengdu, Kunming, Xi’an, Zhengzhou, Chongqing, Hefei, Shenyang, Shijiazhuang, Yancheng, Zhuhai, Dongguan, and Taizhou;

•                      We opened 5 new OneSmart VIP learning centers during the quarter;

•                      To provide one-stop shopping opportunities for premium families and further accelerate the growth, we newly launched OneSmart International Education (premium overseas study preparation, language training and consultation services), and OneSmart Study Camp programs.

HappyMath (kids mathematics training services)

•                      We continued to accelerate our growth in HappyMath. Revenues increased by 63.9% year-over-year to RMB117.2 million (US$17.2 million) from RMB71.5 million in the same quarter of last fiscal year, while monthly average student enrollments increased by 67.2% year-over-year to 23,201 from 13,874 in the same quarter of last fiscal year.

•                      Revenue in mature market continued to achieve strong growth momentum — Revenue in Shanghai increased by 49.7% year-over-year.

•                      We see strong revenue and student enrollment growth momentum in almost every city that HappyMath has entered into. Revenues in Chengdu, Xiamen, Suzhou, Shenzhen and Changsha all achieved more than 100% growth year-over-year; while revenues in Beijing increased by 214.5% year-over-year.

•                      The three newly launched subjects, Chinese, science, and computer programing, continued to experience rapid growth of student enrollments due to the strong market demand. More than 5,600 students were enrolled for the Chinese language classes during the fourth fiscal quarter of 2018.

FasTrack English (kids English training services)

•                      Leveraging our “Standard Operation Perfection System” (“SOPS”) for integration management of acquired business, we successfully accelerated growth of FasTrack English. We re-positioned it as premium kids English training brand with a focus on STEM English and expanded the operation into Shenzhen;

•                      After the acquisition, we opened 9 new FasTrack English learning centers;

•                      New student enrollments increased by 75.8% year-over-year, compared to approximately 30.0% historical growth before acquisition;

•                      The above demonstrated our strong acquisition and integration capabilities, which will continuously accelerate the growth of FasTrack English business nationwide.”

Mr. Dong Li, OneSmart’s Director and Chief Financial Officer added, “We continued to benefit from the consumption upgrade in Tier 1 and Tier 2 cities, where we are incubating and investing heavily in new online and offline product offerings, in order to deliver rapid top-line growth over the next five years. For example, Yimi Online Tutoring, a leading premium online K-12 tutoring company, which we incubated and took a significant strategic stake, achieved accelerated growth since its inception. For the first nine months ended September 30, 2018, its gross billings and revenues increased by 336.1% and 341.6% year-over-year, respectively. We also strategically invested in UUABC (online kids English training services) and BestMath (online kids mathematics training services), which will further expand our footprints in the online education market and form an integral part of our ecosystem.

On October 5, 2018, we announced a share repurchase program of up to US$30 million worth of our shares over the next 12 months. This repurchase program reflects confidence in our future prospects and our ability to create and return long-term sustainable value for our shareholders.”

Financial Results For the Fourth Fiscal Quarter Ended August 31, 2018

Net Revenues

Net revenues were RMB933.6 million (US$136.7 million), an increase of 46.6% from RMB636.9 million during the same period last year. The increase was mainly attributable to the rapid growth of student enrollments of our OneSmart VIP business and HappyMath.

Operating Costs and Expenses

Operating costs and expenses for the quarter were RMB822.6 million (US$120.4 million), an increase of 55.7% from RMB528.2 million during the same period last year. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were RMB795.8 million (US$116.5 million), an increase of 51.6% from RMB524.9 million during the same period last year.

•                      Cost of revenues increased by 47.1% year-over-year to RMB461.3 million (US$67.5 million), which was primarily due to an increase in rental costs and compensation to teaching staff and study advisors.

•                      Selling and marketing expenses increased by 85.7% year-over-year to RMB193.8 million (US$28.4 million). Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, were RMB193.5 million (US$28.3 million), an increase of 85.8% from RMB104.2 million during the same period last year. The increase was primarily due to an increase in compensation for sales and marketing staff as well as higher rental expenses in support of the greater number of programs and service offerings compared to the same period last year.

•                      General and administrative expenses increased by 52.0% year-over-year to RMB167.5 million (US$24.5 million). Non-GAAP general and administrative expenses, which excluded share-based compensation, were RMB141.1 million (US$20.7 million), an increase of 31.7% from RMB107.1 million during the same period last year. The increase was primarily due to increases in compensation for general and administrative personnel, rental expenses, and service expenses.

Total share-based compensation expenses, which were allocated to related operating expenses, increased by 719.2% year-over-year to RMB26.7 million (US$3.9 million) in the fourth quarter of 2018. The increase was mainly due to the amortization of employee stock options that have become exercisable upon the completion of the IPO and new grants in 2018.

Operating Income and Operating Margin

Operating income for the quarter was RMB111.0 million (US$16.3 million), a 2.1% increase from RMB108.7 million in the same period of the prior fiscal year. Non-GAAP Operating Income, which excluded shared-based compensation, was RMB137.7 million (US$20.2 million), a 23.0% increase from RMB112.0 million during the same period last year.

Operating margin for the quarter was 11.9%, compared to 17.1% in the same period of the prior fiscal year. Non-GAAP operating margin was 14.8%, compared with 17.6% during the same period last year.

Other income was RMB15.5 million (US$2.3 million), compared with RMB9.9 million during the same period last year.

Income tax expense was RM43.9 million (US$6.4 million), compared with RMB29.6 million during the same period last year.

Net Income Attributable to OneSmart Shareholders

Net income attributable to OneSmart shareholders was RMB82.6 million (US$12.1 million), compared with RMB95.7 million during the same period last year.

Non-GAAP net income attributable to OneSmart was RMB109.3 million (US$16.0 million), compared with RMB98.9 million during the same period last year.

Capital Expenditures

Capital expenditures for the fourth quarter of fiscal year 2018 were RMB77.5 million (US$11.3 million), an increase of RMB39.1 million from RMB38.4 million in the fourth quarter of fiscal year 2017. The increase was mainly due to leasehold improvements as a result of the opening of new learning centers and renovations of existing learning centers. .

Financial Position

As of August 31, 2018, the Company had cash and cash equivalents of RMB847.0 million (US$124.0 million) and short-term investments of RMB1,449.0 million (US$212.2 million).

Cash Flow

Net cash provided by operating activities in the fourth quarter was RMB285.8 million (US$41.8 million).

Net cash used in investing activities in the fourth quarter was RMB930.4 million (US$136.2 million).

Net cash used in financing activities in the fourth quarter was RMB27.5 million (US$4.0 million).

Financial Results for Fiscal Year 2018 Ended August 31, 2018

Net Revenues

For fiscal year 2018, OneSmart recorded net revenues of RMB2,862.7 million (US$419.1 million), representing a 39.1% increase year-over-year.

Monthly average student enrollments in fiscal year 2018 increased by 45.9% year-over-year to approximately 112,145.

Operating Costs and Expenses

Operating costs and expenses for fiscal year 2018 were RMB2,633.3 million (US$385.5 million), a 50.2% increase year-over-year. Non-GAAP operating costs and expenses for fiscal year 2018, which excluded share-based compensation expenses, were RMB2,486.8 million (US$364.1 million), a 43.9% increase year-over-year.

•                      Cost of revenues increased by 41.0% year-over-year to RMB1,413.1 million (US$206.9 million).

•                      Selling and marketing expenses increased by 60.0% year-over-year to RMB590.6 million (US$86.5 million). Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, were RMB588.5 million (US$86.2 million), an increase of 59.7% from RMB368.5 million during fiscal year 2017. The increase was primarily due to an increase in compensation for sales and marketing staff as well as higher rental expenses in support of the greater number of programs and service offerings compared to the same period last year.

•                      General and administrative expenses increased by 65.1% year-over-year to RMB629.6 million (US$92.2 million). Non-GAAP general and administrative expenses, which excluded share-based compensation, were RMB485.2 million (US$71.0 million), an increase of 35.9% from RMB357.1 million during fiscal year 2017. The increase was primarily due to opening of more learning centers, increased investment in research and development in new product and services, education technology and curriculum materials. Accordingly, compensation for general and administrative personnel, rental expenses, and service expenses increased.

Operating Income and Operating Margin

Operating income for fiscal year 2018 was RMB229.4 million (US$33.6 million), a 24.7% decrease year-over-year. Non-GAAP operating income for fiscal year 2018 was RMB375.9 million, a 14.0% increase year-over-year.

Operating margin for fiscal year 2018 was 8.0%, compared to 14.8% for the prior fiscal year. Non-GAAP operating margin, which excluded share-based compensation expenses for fiscal year 2018, was 13.1%, compared to 16.0% for the prior fiscal year.

Net Income Attributable to OneSmart

Net income attributable to OneSmart for fiscal year 2018 was RMB245.9 million (US$36.0 million), a 5.0% decrease year-over-year.

Non-GAAP net income attributable to OneSmart for fiscal year 2018 was RMB392.4 million (US$57.5 million), a 38.3% increase year-over-year.

Outlook for Fiscal Year 2019

For fiscal year 2019, OneSmart expects net revenues to be between RMB4,000 million (US$585.7 million) and RMB4,150 million (US$607.6 million), an increase of 40.0% to 45.0% from fiscal year 2018. This forecast reflects OneSmart’s current and preliminary view, which is subject to changes and uncertainty.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at the noon buying rate on August 31, 2018, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB6.8300 to US$1.00.

Conference Call Information

OneSmart’s management will hold an earnings conference call at 8:00 AM on November 1, 2018, U.S. Eastern Time (8:00 PM on the same day Beijing/Hong Kong Time).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272
China	4001-201203
US	1-888-346-8982
Hong Kong	800-905945
Passcode	OneSmart

A telephone replay of the call will be available after the conclusion of the conference call through November 8, 2018.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088
U.S. Toll Free	1-877-344-7529
Passcode:	10125574

Additionally, a live and archived webcast of this conference call will be available at http://www.onesmart.investorroom.com/.

About OneSmart

Founded in 2008 and headquartered in Shanghai, OneSmart International Education Group Limited is a leading diversified premium K-12 education company in China. Since commencement of our business, our vision is to build the most trusted “Third Classroom” outside of home and school and our mission is to bring out the utmost learning power in each student by cultivating his or her study motivation, capability and perseverance, and enable our students to pursue their life-long success. Our company culture is centered on the core values of customer focus, execution, innovation and teamwork.

The Company has built a comprehensive premium K-12 education platform that encompasses OneSmart VIP business (exam preparation, overseas study consultation, and study camps services), HappyMath (kids mathematics training services), and FasTrack English (kids English training services). The Company also strategically incubated and invested in online education service providers including Yimi Online Tutoring (online premium K-12 tutoring services), UUABC (online kids English training services), and BestMath (online kids mathematics training services). As of August 31, 2018, OneSmart operated a nationwide network of 315 study centers across 43 cities in China.

For more information on OneSmart, please visit http://www.onesmart.investorroom.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. OneSmart may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about OneSmart’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: OneSmart’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to penetrate premium K-12 after-school education services market; diversify and enrich our education offerings; enhance the development and management of our teacher team and teaching materials; competition in our industry in China; its ability to maintain and expand online education presence; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect our students’ information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and OneSmart does not undertake any obligation to update such information, except as required under applicable law.

Non-GAAP Financial Measures

In evaluating its business, OneSmart considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating income, non-GAAP net income attributable to OneSmart. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

OneSmart believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. OneSmart believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to OneSmart’s historical performance and liquidity. OneSmart computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. OneSmart believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For more information, please contact:

OneSmart

Ms. Rebecca Shen

+86-21-5255-9339 ext. 8139

ir@onesmart.org

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of	As of	As of
	August 31,	August 31,	August 31,
	2017	2018	2018
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	981,772	846,951	124,005
Short-term investments	413,883	1,449,029	212,157
Prepayments and other current assets	126,836	253,030	37,047
Amounts due from related parties	87,254	—	—
Total current assets	1,609,745	2,549,010	373,209

Non-current assets:
Property and equipment, net	272,226	449,990	65,884
Intangible assets, net	9,729	112,119	16,416
Long-term investments	267,051	416,757	61,019
Goodwill	58,676	373,376	54,667
Deferred tax assets	29,096	9,359	1,370
Amounts due from related parties	16,500	16,500	2,416
Other non-current assets	54,587	251,118	36,767
Total non-current assets	707,865	1,629,219	238,539

Total assets	2,317,610	4,178,229	611,748

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term loan (including short-term loan of the consolidated VIEs without recourse to the Group of RMB5,000 and nil as of August 31, 2017 and August 31, 2018, respectively)	5,000	—	—
Long-term loan , current portion (including long-term loan, current portion of the consolidated VIEs without recourse to the Group of nil and RMB45,000 (US$6,589) as of August 31, 2017 and August 31, 2018, respectively)	—	45,000	6,589
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB414,371 and RMB577,461 (US$84,548) as of August 31, 2017 and August 31, 2018, respectively)	414,371	579,532	84,851
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to the Group of RMB37,563 and RMB32,239 (US$4,720) as of August 31, 2017 and August 31, 2018, respectively)	37,563	43,990	6,441
Prepayments from customers (including prepayments from customers of the consolidated VIEs without recourse to the Group of RMB1,531,424 and RMB1,966,647 (US$291,603) as of August 31, 2017 and August 31, 2018, respectively)	1,531,424	1,991,647	291,603
Total current liabilities	1,988,358	2,660,169	389,484

Non-current liabilities:
Long-term loan (including long-term loan of the consolidated VIEs without recourse to the Group of nil and RMB405,000 (US$59,297) as of August 31, 2017 and August 31, 2018, respectively)	—	405,000	59,297
Unrecognized tax benefit (including liability for unrecognized tax benefit of the consolidated VIEs without recourse to the Group of RMB13,012 and RMB16,523 (US$2,419) as of August 31, 2017 and August 31, 2018, respectively)	13,012	16,863	2,469
Total non-current liabilities	13,012	421,863	61,766

Total liabilities	2,001,370	3,082,032	451,250

Commitments and contingencies

Mezzanine equity:
Series A redeemable convertible preferred shares (US$0.000001 par value; 1,890,686,563 shares authorized as of August 31, 2017; 1,890,686,563 issued and outstanding as of August 31, 2017; the automatic conversion of all preferred shares into Class A ordingary shares on a one-for-one basis upon listing and commencement of trading of the ADSs on March 28, 2018 )	1,713,344	—	—
Series A-1 redeemable convertible preferred shares (US$0.000001 par value; 35,757,200 shares authorized as of August 31, 2017; 35,757,200 issued and outstanding as of August 31, 2017; the automatic conversion of all preferred shares into Class A ordingary shares on a one-for-one basis upon listing and commencement of trading of the ADSs on March 28, 2018)	36,556	—	—

Total mezzanine equity	1,749,900	—	—

Shareholders’ (deficit)/equity:
Class A ordinary shares (US$0.000001 par value; 44,134,792,349 shares authorized; 94,897,359 and 4,220,365,545 issued and outstanding as of August 31, 2017 and August 31, 2018, respectively)	1	26	4
Class B ordinary shares (US$0.000001 par value; 2,439,484,566 and 2,296,842,016 shares authorized as of August 31, 2017 and August 31, 2018, respectively; 2,439,484,566 and 2,296,842,016 issued and outstanding as of August 31, 2017 and August 31, 2018, respectively)	16	16	2
Additional paid-in capital	82,139	5,426,503	794,510
Statutory reserves	3,739	4,272	625
Accumulated deficit	(1,567,136)	(4,535,042)	(663,989)
Accumulated other comprehensive income	19,123	129,854	19,014
Total OneSmart International Education Group Limited shareholders’ (deficit)/equity	(1,462,118)	1,025,629	150,166
Non-controlling interests	28,458	70,568	10,332
Total shareholders’ (deficit)/equity	(1,433,660)	1,096,197	160,498

Total liabilities, mezzanine equity, non-controlling interests and shareholders’ deficit	2,317,610	4,178,229	611,748

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands)

	For the three months ended August 31,			For the year ended August 31,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Net revenues	636,897	933,559	136,685	2,057,557	2,862,692	419,135
Cost of revenues	(313,629)	(461,283)	(67,538)	(1,002,266)	(1,413,090)	(206,895)
Gross profit	323,268	472,276	69,147	1,055,291	1,449,602	212,240

Operating expenses:
Selling and marketing (Note 1)	(104,335)	(193,788)	(28,373)	(369,221)	(590,589)	(86,470)
General and administrative (Note 1)	(110,198)	(167,482)	(24,522)	(381,332)	(629,596)	(92,181)
Total operating expenses	(214,533)	(361,270)	(52,895)	(750,553)	(1,220,185)	(178,651)
Operating income	108,735	111,006	16,252	304,738	229,417	33,589

Interest income	1,796	2,245	329	13,484	23,824	3,488
Interest expense	(106)	(5,051)	(740)	(192)	(18,660)	(2,732)
Other income	9,909	15,470	2,265	19,410	89,320	13,078
Other expenses	—	(1,345)	(197)	—	(4,428)	(648)
Foreign exchange gain	(1,448)	(1,375)	(201)	(180)	(1,168)	(171)
Income before income tax and share of net loss from equity investees	118,886	120,950	17,708	337,260	318,305	46,604

Income tax expense	(29,574)	(43,873)	(6,424)	(92,016)	(108,479)	(15,883)
Income before share of net (loss)/income from equity investees	89,312	77,077	11,284	245,244	209,826	30,721

Share of net (loss)/income from equity investees	(484)	(2,337)	(342)	(1,939)	4,630	678

Net income	88,828	74,740	10,942	243,305	214,456	31,399

Add: Net (income)/loss attributable to non-controlling interests	6,845	7,857	1,150	15,522	31,480	4,609

Net income attributable to OneSmart’s shareholders	95,673	82,597	12,092	258,827	245,936	36,008

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the three months ended August 31,			For the year ended August 31,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Selling and marketing	183	316	46	735	2,113	309
General and administrative	3,079	26,405	3,866	24,240	144,373	21,138
Total	3,262	26,721	3,912	24,975	146,486	21,447

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Amounts in thousands)

	For the three months ended August 31,			For the year ended August 31,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Net income	88,828	74,740	10,943	243,305	214,456	31,399
Other comprehensive income:			—
Unrealized gain on available-for-sale investments, net of tax	(4,304)	465	68	13,295	24,273	3,554
Foreign currency translation adjustment	—	80,941	11,851	—	86,458	12,659

Comprehensive income	84,524	156,146	22,862	256,600	325,187	47,612
Add: Comprehensive loss attributable to non-controlling interests	6,845	7,857	1,150	15,522	31,480	4,609

Comprehensive income attributable to OneSmart’s shareholders	91,369	164,003	24,012	272,122	356,667	52,221

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(Amounts in thousands)

	For the three months ended August 31,			For the year ended August 31,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Selling and marketing expenses	104,335	193,788	28,373	369,221	590,589	86,470
Share-based compensation expense in selling and marketing expenses	183	316	46	735	2,113	309
Non-GAAP selling and marketing expenses	104,152	193,472	28,327	368,486	588,476	86,161
General and administrative expenses	110,198	167,482	24,522	381,332	629,596	92,181
Share-based compensation expense in general and administrative expenses	3,079	26,405	3,866	24,240	144,373	21,138
Non-GAAP general and administrative expenses	107,119	141,077	20,656	357,092	485,223	71,043

Operating costs and expenses	528,162	822,553	120,433	1,752,819	2,633,275	385,546
Share-based compensation expense in operating costs and expenses	3,262	26,721	3,912	24,975	146,486	21,447
Non-GAAP operating costs and expenses	524,900	795,832	116,521	1,727,844	2,486,789	364,099

Operating income	108,735	111,006	16,252	304,738	229,417	33,589
Share-based compensation expenses	3,262	26,721	3,912	24,975	146,486	21,447
Non-GAAP operating income	111,997	137,727	20,164	329,713	375,903	55,036

Net income attributable to OneSmart’s shareholders	95,673	82,597	12,092	258,827	245,936	36,008
Share-based compensation expenses	3,262	26,721	3,912	24,975	146,486	21,447
Non-GAAP net income attributable to OneSmart	98,935	109,318	16,004	283,802	392,422	57,455